NAUTILUS MARINE ACQUISITION CORPORATION’S COMMON STOCK AND WARRANTS TO COMMENCE TRADING SEPARATELY ON AUGUST 29, 2011

NEW YORK, August 15, 2011 – Nautilus Marine Acquisition Corporation (the “Company”) (NASDAQ: NMARU) announced today that Maxim Group LLC, the representative of the underwriters of its initial public offering of units, which was consummated on July 20, 2011, has notified the Company that it will not be exercising its over-allotment option and that commencing on Monday, August 29, 2011, the units issued in the initial public offering will automatically separate into the common stock and warrants underlying the units.  Upon commencement of trading on that date, the common stock and warrants will trade separately on the Nasdaq Capital Market under the symbols “NMAR” and “NMARW”, respectively. The units, which are currently listed on the Nasdaq Capital Market under the symbol “NMARU”, will no longer be listed on the Nasdaq Capital Market following the separation.

Maxim Group LLC acted as the sole book-running manager and sole representative for the underwriters. EarlyBirdCapital, Inc. and Chardan Capital Markets, LLC acted as co-managers of the offering.

The Company is a newly-organized blank check company formed for the purpose of acquiring or merging with an operating business. While the Company's target business will not be limited to a particular industry or geographic region, the Company will initially focus on indentifying target businesses in the international maritime shipping, offshore and related maritime services industries.

A registration statement relating to these units and the underlying securities was declared effective by the Securities and Exchange Commission on July 14, 2011. This press release shall not constitute an offer to sell nor the solicitation of an offer to buy any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.  Copies of the final prospectus relating to the offering may be obtained by visiting the website of the U.S. Securities and Exchange Commission at http://www.sec.gov. Alternatively, copies of the prospectus related to this offering may be obtained from Maxim Group LLC, 405 Lexington Avenue, New York, New York 10174, (800) 724-0761.

Investor Relations Contact:

Matthew Abenante
Capital Link, Inc.
230 Park Avenue - Suite 1536
New York, N.Y. 10169
Tel. (212) 661-7566
Email: mabenante@capitallink.com